Skadden, Arps, Slate, Meagher & Flom (UK) llp
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October 10, 2025	ABU DHABI BEIJING BRUSSELS FRANKFURT HONG KONG MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Via EDGAR and E-mail

Howard Efron

Isaac Esquivel

Pearlyne Paulemon

Dorine Yale

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Mail Stop 4546

RE:	Alussa Energy Acquisition Corp. II Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 29, 2025 CIK No. 0002041493

Ladies and Gentlemen:

This letter is submitted on behalf of Alussa Energy Acquisition Corp. II (the “Company” or “Alussa”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 25, 2025 (the “Comment Letter”) with respect to Amendment No. 2 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on August 29, 2025 (the “Amendment No. 2”). We are concurrently submitting via EDGAR the Company’s initial filing of its registration statement on Form S-1 (the “Registration Statement”).

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates.

Draft Registration Statement on Form S-1

Summary

Sponsor Information, page 12

1.	Please revise your table on page 12 and elsewhere as appropriate to discuss the arrangements under which your officers and directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Refer to Item 1602(b)(6) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on pages 12 and 109 of the Registration Statement to address the Staff’s comment.

2.	In your compensation table here and on pages 12 and 109, and on the cover page, please revise to include both the anti-dilution adjustment of the founder shares upon conversion at the time of the business combination and any other adjustment to maintain the 20% founder share interest in the event of a change in the size of the offering. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in an amount that constitutes a market standard for comparable transactions in connection with the business combination. See Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12, 109 and the cover page of the Registration Statement to address the Staff’s comment.

3.	We note your revised disclosures in response to prior comment 1, including your statements that transfers are not currently contemplated other than as set forth in the table. To the extent correct, please also revise to clarify that the transfer restriction provisions may be waived and the letter agreement may be amended.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13, 14 and 111 of the Registration Statement to address the Staff’s comment.

Risk Factors

We may engage one or more of our underwriters. .. ., page 47

4.	We note that you have engaged Santander US Capital Markets LLC to provide advisory services. Please expand to specifically discuss this engagement. Also file this agreement as an exhibit or advise. Refer to Item 601 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all material terms of the engagement letter with Santander US Capital Markets LLC to provide advisory services are currently disclosed in the Registration Statement.

The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to throughout this prospectus as our initial business combination. Therefore, searching for and effecting a business combination with, a potential target, is the Company’s ordinary business. The services to be provided by Santander US Capital Markets LLC pursuant to the terms of the engagement letter with Santander US Capital Markets LLC encompass services to the Company in connection with the Business Combination. The Company believes that in light of the principal type of its business, the engagement letter with Santander US Capital Markets LLC to provide advisory services will be entered into in the course of the Company’s ordinary business and is, therefore, not material. The Company believes that the letter agreement does not fall into any of the categories described in Item 601(b)(10)(ii)(A), (C) or (D) of Regulation S-K. Furthermore, the Company’s business is not substantially dependent on this letter agreement, so it is not required to be filed under Item 601(b)(10)(ii)(B). As such, the filing of this letter agreement would not provide prospective investors with meaningful additional insight into the Company’s business, risks or prospects. In light of the foregoing, the Company respectfully submits that this agreement is not required to be filed as an exhibit to the Registration Statement.

* * *

Please contact me at +44 20 7519 7072 or via email at Maria.Protopapa@skadden.com should you require further information.

Very truly yours,

/s/ Maria Protopapa
Maria Protopapa

cc:	Ole Slorer, Chief Executive Officer, Alussa Energy Acquisition Corp. II Danny Tricot, Skadden, Arps, Slate, Meagher & Flom (UK) LLP

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